C21 Investments Announces Settlement of Eco Firma Farms Litigation

VANCOUVER, September 4, 2025 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced it has entered into a settlement agreement (the "Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of Eco Firma Farms LLC ("EFF"), a wholly-owned subsidiary of the Company (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation").

The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement"). Pursuant to the Oregon Actions, two Vendors have alleged, among other allegations, claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee of the Company.

On or about September 13, 2019, the Company delivered notice to all of the Vendors under the EFF Agreement of an alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of Proudest Monkey. As a result of the aforementioned alleged breaches by the Vendors, the Company refused to issue certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action.

Pursuant to the Settlement Agreement, the parties to the Litigation have agreed to fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions. Under the Settlement Agreement, in addition to such other terms and conditions as agreed to among the parties, the Company has agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of US$2,400,000 (the "Settlement Amount") as follows: (a) US$500,000 payable on or before September 12, 2025 (the "Initial Payment Date"); and (b) US$100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date.  In addition, pursuant to the terms of the EFF Agreement, the Company shall issue to certain of the Vendors an aggregate of 555,793 common shares of the Company (the "Share Consideration"). The Share Consideration is being issued to certain of the Vendors in connection with the share payment notes (the "Share Payment Notes") issued to the Vendors by the Company pursuant to the terms of the EFF Agreement (the "Settlement").

The Settlement will result in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of the $1,156,259 Convertible Notes accrual (see Notes 12 and 22 to the interim condensed consolidated financials statements of the Company for the three months ended June 30, 2025 and 2024 (the "Interim Financial Statements")) and the $612,500 accounts payable Litigation related accrual (see Notes 11 to the Interim Financial Statements).

The Settlement Agreement does not include any admission of liability on behalf of any party to the Litigation.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include, but are not limited to: the payment of the Settlement Amount and the issuance of the Share Consideration; and the anticipated impact of the Settlement on the Company's financial position. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States; the Company maintaining its Foreign Private Issuer Status; and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.